BASF Reviewing Engelhard's Response

    LUDWIGSHAFEN, Germany--Jan. 25, 2006--BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF (ADR), LSE: BFA, SWX: AN), the world's leading chemical company, today released the following statement:
    "BASF is aware that on January 23rd, 2006, Engelhard (NYSE: EC) announced that its Board of Directors rejected BASF's all-cash offer of $37 per share for all of Engelhard's outstanding shares and filed its response to BASF's tender offer with the U.S. Securities and Exchange Commission. BASF is in the process of reviewing Engelhard's filings and will respond as appropriate."
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.
    This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) which was filed with the U.S. Securities and Exchange Commission ("SEC") on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).
    This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.


    CONTACT: Michael Grabicki
             Phone     +49 621 60-99938
             Cell:     +49.172.749.18.91
             Fax       +49 621 60-92693
             michael.grabicki@basf.com
             or
             US media:
             Timothy Andree
             Phone:    973 245-6078
             Fax:      973 245-6715
             andreet@basf.com
             or
             Analysts/Investors:
             Magdalena Moll
             Phone:    +49 621 60-48002
             Fax:      +49 621 60-22500
             magdalena.moll@basf.com